UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LJ International Inc.

(Name of Issuer)

$.01 Par Value Common Stock

(Title of Class of Securities)

G55312105

(CUSIP Number)

Wenjing Wu

4F, 269 Fangbangzhong Road

Shanghai

200010

PR China

+86-21-63260179

Yuzhen@yuyuantm.com.cn

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105

1	Name of Reporting Person Yu Zhen Industrial Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,238,081

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,238,081

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,081

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.1%

14	Type of Reporting Person (See Instructions) CO

* Percent of class is based on 31,675,672 shares of common stock reported as issued and outstanding at March 31, 2012 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 25, 2012.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2012 (the “Original 13D”) by Yu Zhen Industrial Limited (“Yu Zhen”) with respect to $.01 Par Value Common Stock (the “Common Stock”) of LJ International Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on July 16, 2012 (“Amendment No. 1”).  Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Yu Zhen originally acquired the Common Stock that is the subject of this Schedule 13D for investment purposes.  With respect to the recently proposed “going private” transaction involving the Company as described in the Company’s press release dated August 13, 2012 (the “Transaction”), Yu Zhen believes that the terms of the proposed Transaction as described in the press release substantially undervalue the Company.  Yu Zhen intends to closely monitor the Company’s response to the Transaction proposal in order to see that the special committee of the Board of Directors of the Company acts independently and at all times in a manner consistent with the fiduciary duties owed by the Board to the Company’s shareholders.

Yu Zhen will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional Common Stock in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the Common Stock in open market sales or in privately negotiated transactions.  Yu Zhen’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Common Stock; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities.  Consistent with its investment purpose and with its concerns about the proposed Transaction, Yu Zhen or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the proposed Transaction, the business operations of the Issuer and strategies for enhancing shareholder value.

Yu Zhen reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover page to this Schedule 13D, Amendment No. 2 for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Yu Zhen as of September 28, 2012.

(b)  See Items 7 through 10 of the cover page to this Schedule 13D, Amendment No. 2 for the number and percentage of shares of Common Stock beneficially owned by Yu Zhen as of September 28, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since July 16, 2012 (the most recent date as of which transactions in shares of Common Stock were reported on the Original 13D, as amended by Amendment No. 1), Yu Zhen has purchased a total of 136,560 shares of Common Stock for cash in open market transactions on the dates and at the weighted average prices per share set forth on Exhibit 99.4, which is attached hereto and incorporated herein by reference.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.1

List of directors and executive officers of Yu Zhen and information regarding persons controlling Yu Zhen (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.2

Transactions by Yu Zhen in the Issuer’s Common Stock During the 60 Days Preceding May 31, 2012 and the Period of May 31, 2012 Through June 8, 2012 (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on June 11, 2012 by Yu Zhen with the Commission).

99.3

Transactions by Yu Zhen in the Issuer’s Common Stock since June 8, 2012 (covering the period from June 8, 2012 through July 16, 2012) (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 filed on July 16, 2012 by Yu Zhen with the Commission).

99.4	Transactions by Yu Zhen in the Issuer’s Common Stock since July 16, 2012 (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2012

YU ZHEN INDUSTRIAL LIMITED

By:	/s/ Wu Ping
Wu Ping
Chairman of the Board of Directors

By:	/s/ John A. Haveman
John A. Haveman, Attorney-in-fact